Mail Stop 3-9								May 4, 2005

David Gao
Beijing Med-Pharm Corporation
1180 Main Street
Coventry, CT 06238

Re:	Beijing Med-Pharm Corporation
	Registration Statement on Form S-1
      Amended April 19, 2005
	File Number 333-121957

Dear Mr. Gao:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.   Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have requested confidential treatment regarding information contained in the cover letter that accompanies your amended filing. You should note that we are not opining at this point as to the adequacy of your redactions and basis for the confidential treatment request. Questions as to whether the information is properly subject to a confidential treatment request will be resolved when and if a FOIA request for the material is made.

Overview, page 6
2. You state here and other places in the prospectus that you charge clients a fixed contractual fee with respect to some of the services you render. In the risk factors and MD&A sections, you should describe the inherent risks in connection with these arrangements, namely, the risk of cost overruns, scope miscalculations, etc.
3. After your discussion of the proposed Wanwei acquisition, you should state that the offering will close regardless of whether the acquisition occurs.

Our Opportunity, page 7
4. You state that upon acquiring Wanwei, you will be able to differentiate yourself by offering a complete suite of distribution chain services. We note that several other companies offer a similar solution, as stated in the Competition subsection of the prospectus.
In addition, it does not appear that your offering may be properly characterized as complete, as there are other services you could provide. Please revise the disclosure to eliminate your claims regarding differentiation and your offering being complete.

Our Strategy and Solution, page 8
5. You purport to be pioneering a new business model, based on the fact that the company will be foreign owned. While being foreign owned may make you different from your competitors, we do not understand why this fact creates a new business model. Please revise or advise.

We have a history of operating losses..., page 10
6. You state here that you plan to use $3.0 million to acquire distributors over the next 24 months. Please state in MD&A how you arrived at this figure and if you have any potential acquisition opportunities at the letter of intent or similar stage presently.

We may be unsuccessful in attracting..., page 7
7. Please change the title of this risk factor to conform to the disclosure that appears in its text.

If we are unable to satisfy the regulatory requirements..., page
16
8. You state that during the Wanwei audit, your auditors identified timing problems concerning the proper recording of expenses.
Please
state the impact these problems had and could have on your financial statements.


We are a holding company with no operations of our own and depend on our subsidiaries for revenue, page 16
9. We note your response to comment 27. However, our comment is reissued. Please revise to quantify BMP China and Wanwei`s losses.

Selected and Summary Financial Data, pages 7 and 22

10. We note that the company has labeled certain columns of this information as "Audited." Please clarify whether the auditor was engaged pursuant to SAS 42 to report on this information or whether the information included in those columns was derived from audited financial information.

11. Please clarify why you refer to data for your wholly-owned operating subsidiary, BMP China for the fiscal years 2000, 2001,
2002
and 2003 rather than the company. The financial statements of BMP
China are not included in the filing.

12. Please provide 5 years of balance sheet data in the selected financial data as required by Item 301 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies and Significant Judgments and
Estimates
Revenue Recognition and Accounts Receivable and Bad Debts, page 26

13. We noted your revised disclosure as a result of our comment number 38. Please disclose more about your estimate of discounts and volume rebates and allowance for doubtful accounts such as a) the nature and amounts you have accrued for these estimates at the balance sheet date, b) the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis, and c) quantify the amount of changes in estimates that you recorded during each period. If product returns effect your commission income (see comment below under financial statements, and represents a critical accounting estimate, provide similar disclosures as in the preceding sentence for product returns.


Our Business, page 35
14. We note your response to comment 44. Please explain your reasons for your belief that you are not substantially dependent on any of the independent representatives in China. For example, if your belief is based on your ability to find replacements easily, then include the number of companies capable of providing these services.
15. We note your response to our prior Comment 45 in which we asked you to explain the nature of the relationships with your independent sales and marketing representatives. Please expand the disclosure to state the terms of your agreements with these entities.
16. We note the chart on page 41 disclosing clients from whom you derived 10% or more of your revenue. Directly below the chart, please state that while Wanhui Shuanghe historically accounted for a significant amount of your business, your agreements with Wanhui Shuanghe have terminated and your revenue has declined as a result.

Our Product Portfolio, page 32
17. We note our prior Comment 55 in which we asked you to name the manufacturers of Septopal 30, Septocoll E and Fem 7, and the owner of
Shuganyiyang and file as exhibits to the registration statement agreements with these parties, as required by Item 601(b)(10) of Regulation S-K. We note that you derived substantial revenue from Biomet Merck, likely under the agreement with that company pertaining to Septopal 30 and Septocoll E. It appears that this agreement is a material contract and should be filed as an exhibit. Please file it or provide a detailed analysis as to why you do not have to file it under Item 601(b)(10).

Wanwei Product Portfolio, page 44
18. We note our prior Comment 61 in which we asked you to state for whom Wanwei distributes the products listed, and the terms of the agreements with those parties. Please disclose the terms of the agreements.

Regulation of the Pharmaceutical Industry in China, page 46
19. We note our prior Comment 64 and your response. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years.


The Selling Stockholders and Plan of Distribution, page 49
20. We note your responses to our prior Comments 67, 68 and 69 in which we asked you to identify the natural persons having investment and voting power over the securities and name any broker-dealer selling stockholders as underwriters. Upon obtaining the information you are compiling regarding the issues raised, please comply fully with these comments.

Experts, page 70

21. Please identify the company`s accountants for which the financial statements are included in the filing in reliance on their reports.
Tell us why you identify Beijing Med-Pharm Market Calculating Co. Ltd`s financial statements as being included on Grant Thornton`s reliance as they don`t appear to be included in the filing.

Beijing-Med Pharm Corporation and Subsidiary
December 31, 2004 Financial Statements
Financial Statements
Statement of Operations, page F-3

22. We note your response to our comment number 77. Based on your response, it appears that you have all service related revenue.
As
such, please include a line item for cost of service as required by
Rule 5-03(b)2 of Regulation S-X.

Note 1. Significant Accounting Policies
Revenue Recognition, F-6

23. We note your revised disclosure as a result of our comment number
79. However, it is unclear why delivery is the appropriate time to recognize revenue. Please explain to us and revise your policy to clarify the delivery you are referring to (i.e. delivery by the manufacturer to the distributor or the delivery by the distributor to the distributors ultimate customer) and why that is the appropriate point to recognize revenue. Disclose to what extent the commissions recognized are affected by subsequent product returns by the distributor or by the distributor`s ultimate customer and how this is considered in your revenue recognition policy. Furthermore, please tell us how the termination provisions discussed are considered in your decision to recognize revenue.

Earnings Per Share, F-7

24. Please tell how you considered the January and February 2004 transaction in the context of SAB Topic 4.D. regarding the nominal issuances of stock and the need for shares to be reflected as outstanding for all periods presented.


Note. 2 Acquisition, page F-7

25. Refer to your response to comment 82. Please revise your disclosure to incorporate the additional information discussed in your letter, in particular the information regarding the dates each entity was incorporated and the nature of each transaction particularly the nature of the relationship that resulted in your accounting for the BMP China acquisition at historical cost. With respect to that acquisition, disclose more about the procedural guidance that you followed for recording the acquisition as outlined in paragraphs D14 through 17 so an investor can determine whether
or
not the financial statements include BMP China for all years presented. Further, with respect to the January 2004 acquisition, provide the disclosures required by paragraphs 51 and 52 of FAS 141 as it relates to your acquisition of Just Great Coffee for accounting purposes.

Beijing Wanwei Pharmaceutical Co., Ltd.
December 31, 2004 Financial Statements
Notes to the Financial Statements
1. Significant Accounting Policies
Reporting Entity, page F-19

26. We note your response to our comment number 83. However, it is unclear why no such costs exist. Please clarify in your response why no costs are allocable from Wanhui Pharmaceutical Group to the Company. Include specifically the items discussed in Question 1 and
2 of SAB Topic 1.B.

Segment Information, page F-21

27. Please provide revenues by product as required by paragraph 37 of
FAS 131.

Note 9 Major Suppliers, page F-21

28. We note your response to our comment 89. However, it is unclear how your disclosure complies with Rule 4-08(k) of Regulation S-K. Disclosure on the face of the financial statements of the amounts of related-party items and transactions that are material individually or in total is required. It appears that the transactions with Wanhui Group and its affiliate would be considered material. As such, please disclose the amount of the cost of sales and any other expenses with your parent on the face of the financial statements.

Pro Forma Financial Statements, F-25 through F-29

29. Please remove the pro forma statement of operation for December
31, 2003 as only the most recent year should be presented pursuant to
Article 11 of Regulation S-X.

30. Please disclose your estimate of the amount of each identifiable intangible asset and its estimated useful life. Include a pro forma adjustment for amortization of these assets.


Recent Sales of Unregistered Securities, page II-2
31. We note your response to our prior Comment 91. You state that certain of the offerees and investors did not have prior relationships with the placement agent but were business associates and friends of investors that were referred to the placement agent in connection with the private placement. Supplementally, for each of these offerees, tell us the circumstances concerning how the offeree was identified, initially contacted and offered securities. Also, provide to us your legal analysis of why any or all of this activity did not constitute a general solicitation.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Tabitha Akins at (202) 824-5547 or James
Rosenberg at (202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.



      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	Joanne Soslow, Esq.
	Morgan, Lewis & Bockius
	1701 Market Street
	Philadelphia, PA 19103

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